UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   WHITEMAN, JOSEPH D.
   17325 EUCLID AVENUE
   CLEVELAND, OH  44112
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   2/28/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common                     |(1)   |B   |V|20.7435(1)        |A  |(1)        |2120.5657(2)       |I     |(1)                        |
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Common                     |2/14/9|M   | |1,000             |A  |$26.83     |22,533             |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common                     |2/14/9|M   | |5,000             |A  |$28.00     |22,533             |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common                     |2/14/9|S   | |6,000             |D  |$44.00     |22,533             |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option to buy         |$26.83  |2/14/|M   | |1,000      |D  |4/22/|4/21/|Common stock|1,000  |(3)    |0(4)        |D  |            |
                      |        |97   |    | |           |   |95   |04   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to buy         |$28.00  |2/14/|M   | |5,000      |D  |8/31/|8/30/|Common stock|5,000  |(3)    |1,750(4)    |D  |            |
                      |        |97   |    | |           |   |95   |04   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) During the period July 1, 1996 through September 30, 1996 Mr. Whiteman acquired shares in the
Parker-Hannifin Corporation Retirement Savings Plan as follows: (a) 0.7517 shares through the reinvestment of dividends at an average cost of $37.7544 per share; and (b) 19.9918 shares through matching contributions by the Corporation at an average cost of $37.9956 per share.
(2) As of September 30, 1996, the most recent date for which information is available.
(3) Granted under the Parker-Hannifin Corporation Stock Incentive
Program.
(4) Mr. Whiteman also owns 20,750 additional options which were granted pursuant to the Corporation's Employee
Stock Option Plans, at various exercise prices and expiration dates as previously reported.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
February 26, 1997